UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)


                           RECOVERY ENGINEERING, INC.
                           --------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                   756269 10 6
                                   -----------
                                 (CUSIP Number)


                              ERIC O. MADSON, ESQ.
                           WINTHROP & WEINSTINE, P.A.
                            3000 DAIN BOSWORTH PLAZA
                              60 SOUTH SIXTH STREET
                          MINNEAPOLIS, MINNESOTA 55402
                                 (612) 347-0700
                      ------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                DECEMBER 31, 1996
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))



                               Page 1 of 8 Pages



-----------------------                                     ------------------
CUSIP No. 756269 10 6              SCHEDULE 13G             Page 2 of 8 Pages
-----------------------                                     ------------------
------------------------------------------------------------------------------
 1     NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

         Wanner Engineering, Inc.
         I.R.S. Taxpayer I.D.:
------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
       (SEE INSTRUCTIONS)                                            (b) [ ]


------------------------------------------------------------------------------
 3     SEC USE ONLY


------------------------------------------------------------------------------
 4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Minnesota Corporation
------------------------------------------------------------------------------
   NUMBER OF            5     SOLE VOTING POWER

    SHARES                      596,100 shares
                    ----------------------------------------------------------
  BENEFICIALLY          6     SHARED VOTING POWER

    OWNED BY                    0 shares
                    ----------------------------------------------------------
     EACH               7     SOLE DISPOSITIVE POWER

   REPORTING                    596,100 shares
                    ----------------------------------------------------------
    PERSON              8     SHARED DISPOSITIVE POWER

     WITH                       0 shares
------------------------------------------------------------------------------
 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         596,100 shares
------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES (SEE INSTRUCTIONS)                                         [ ]


-----------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         13.8%
-----------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO
-----------------------------------------------------------------------------



-----------------------                                     ------------------
CUSIP No. 756269 10 6              SCHEDULE 13G             Page 3 of 8 Pages
-----------------------                                     ------------------
------------------------------------------------------------------------------
 1     NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

         William F. Wanner, Jr.
         SSN: ***-**-****
-----------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
       (SEE INSTRUCTIONS)                                            (b) [ ]


-----------------------------------------------------------------------------
 3     SEC USE ONLY


-----------------------------------------------------------------------------
 4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
-----------------------------------------------------------------------------
   NUMBER OF            5     SOLE VOTING POWER

    SHARES                      60,500 shares
                    ---------------------------------------------------------
  BENEFICIALLY          6     SHARED VOTING POWER

    OWNED BY                    598,300 shares
                    ---------------------------------------------------------
     EACH               7     SOLE DISPOSITIVE POWER

   REPORTING                    60,500 shares
                    ---------------------------------------------------------
    PERSON              8     SHARED DISPOSITIVE POWER

     WITH                       598,300 shares
-----------------------------------------------------------------------------
 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         658,800 shares
-----------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES (SEE INSTRUCTIONS)                                         [ ]


-----------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         15.2%
-----------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
-----------------------------------------------------------------------------


ITEM 1(a).     NAME OF ISSUER.

     Recovery Engineering, Inc.


ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

     2229 Edgewood Avenue South
     Minneapolis, Minnesota  55426


ITEM 2(a).     NAME OF PERSON FILING.

     (See Cover Pages, row 1)


ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

     1204 Chestnut Avenue
     Minneapolis, Minnesota 55403


ITEM 2(c).     CITIZENSHIP.

     (See Cover Pages, row 4)


ITEM 2(d).     TITLE OF CLASS OF SECURITIES.

     Common stock, par value $.01 per share


ITEM 2(e).     CUSIP NO.

     756269 10 6



                               Page 4 of 8 Pages



ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

[ ]     (a)     Broker or Dealer registered under Section 15 of the Act;

[ ]     (b)     Bank as defined in Section 3(a)(6) of the Act;

[ ]     (c)     Insurance Company as defined in Section 3(a)(19) of the Act;

[ ]     (d)     Investment Company registered under Section 8 of the
                Investment Company Act;

[ ]     (e)     Investment Adviser registered under Section 203 of the
                Investment Advisers Act of 1940;

[ ]     (f)     Employee Benefit Plan, Pension Fund which is subject to
                the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);

[ ]     (g)     Parent Holding Company, in accordance with Rule
                13d-1(b)(ii)(G) (Note:  See Item 7); or

[ ]     (h)     Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

     NOT APPLICABLE


ITEM 4.     OWNERSHIP.

WANNER ENGINEERING, INC.:

     The following information is provided as of December 31, 1996:

(a)     Amount Beneficially Owned:                              596,100 shares

(b)     Percent of Class:                                                13.8%

(c)     Number of shares as to which such person has:

        (i)    Sole power to vote or to direct the vote:        596,100 shares

        (ii)   Shared power to vote or to direct the vote:            0 shares

        (iii)  Sole power to dispose or to direct the
               disposition of:                                  596,100 shares

        (iv)   Shared power to dispose or to direct the
               disposition of:                                        0 shares



                               Page 5 of 8 Pages



WILLIAM F. WANNER, JR.:

     The following information is provided as of December 31, 1996:

(a)     Amount Beneficially Owned:                              658,800 shares

(b)     Percent of Class:                                                15.2%

(c)     Number of shares as to which such person has:

        (i)    Sole power to vote or to direct the vote:       * 60,500 shares

        (ii)   Shared power to vote or to direct the vote:   ** 598,300 shares

        (iii)  Sole power to dispose or to direct the
               disposition of:                                 * 60,500 shares

        (iv)   Shared power to dispose or to direct the
               disposition of:                               ** 598,300 shares

    * Includes 6,000 shares that could be acquired within 60 days upon exercise of stock options.

    ** Includes 596,100 shares owned by Wanner Engineering, Inc., of which Mr. Wanner is Chief Executive Officer, a director and the principal shareholder. Also includes 2,200 shares held by Mr. Wanner as trustee of three trusts fbo his children.



                               Page 6 of 8 Pages



ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not applicable.


ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Not applicable.


ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

     Not applicable.


ITEM 10.     CERTIFICATION.

     Not applicable.



                               Page 7 of 8 Pages



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 1997


                                    WANNER ENGINEERING, INC.


                                    By /s/ WILLIAM F. WANNER, JR.
                                       ---------------------------------------
                                       William F. Wanner, Jr.
                                       Chief Executive Officer



                                    /s/ WILLIAM F. WANNER, JR.
                                    ------------------------------------------
                                    William F. Wanner, Jr.





                               Page 8 of 8 Pages